FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2017

QUEBECOR MEDIA INC.

(Name of Registrant)

612 St-Jacques Street, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X        Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-            .]

QUEBECOR MEDIA INC.

Filed in this Form 6-K

Documents index

1.	Press release dated August 10, 2017;

2.	Extract of the Consolidated Financial Statements of Quebecor Inc. and its Subsidiaries for the period ended June 30, 2017; and

3.	Supplementary Disclosure of Quebecor Inc. for the Quarter / 6-Month Period ended June 30, 2017.

August 10, 2017

For immediate release

QUEBECOR INC. REPORTS CONSOLIDATED RESULTS FOR SECOND QUARTER 2017

Montréal, Québec – Quebecor Inc. (“Quebecor” or the “Corporation”) today reported its consolidated financial results for the second quarter of 2017. Quebecor consolidates the financial results of its Quebecor Media Inc. (“Quebecor Media”) subsidiary. On July 6, 2017, Quebecor Media repurchased for cancellation 541,899 of its Common Shares held by CDP Capital d’Amérique Investissement inc. (“CDP Capital”), a subsidiary of the Caisse de dépôt et placement du Québec. Upon completion of the transaction, the Corporation’s interest in Quebecor Media increased from 81.07% to 81.53%.

Highlights

Second quarter 2017

➢	Revenues: $1.03 billion in the second quarter of 2017, up $39.6 million (4.0%) from the same period of 2016.

➢	Adjusted operating income:[1] $395.3 million, up $35.0 million (9.7%), the largest quarterly year-over-year increase in almost five years.

➢	Net income attributable to shareholders: $132.4 million ($1.09 per basic share) in the second quarter of 2017, compared with $9.8 million ($0.08 per basic share) in the same period of 2016, an increase of $122.6 million ($1.01 per basic share), including the favourable impact of an $87.8 million gain on the sale of a spectrum licence.

➢	Adjusted income from continuing operating activities:[2] $83.2 million ($0.69 per basic share) in the second quarter of 2017, compared with $69.9 million ($0.57 per basic share) in the same period of 2016, an increase of $13.3 million ($0.12 per basic share) or 19.0%.

➢	The Telecommunications segment grew its revenues by $39.7 million (5.1%) and its adjusted operating income by $26.3 million (7.3%) in the second quarter of 2017.

➢	In the second quarter of 2017, Videotron Ltd. (“Videotron”) significantly increased its revenues from mobile telephony ($26.8 million or 21.8%), Internet access ($13.9 million or 5.7%), business solutions ($4.6 million or 17.1%) and the Club illico over-the-top video service (“Club illico”) ($2.4 million or 32.4%).

➢	Videotron’s average monthly revenue per user[3] (“ARPU”) was up $10.27 (7.2%) from $143.01 in the second quarter of 2016 to $153.28 in the second quarter of 2017.

➢	Subscriber connections to the mobile telephony service increased by 32,400 (3.5%) and subscriptions to Club illico by 13,100 (4.0%) in the second quarter of 2017.

➢	On June 20, 2017, Videotron sold its Advanced Wireless Services (AWS-1) spectrum licence in the Metropolitan Toronto area to Rogers Communications Canada Inc. (“Rogers”) for a cash consideration of $184.2 million. The sale was recognized in the second quarter of 2017.

➢	On July 24, 2017, Videotron sold seven 2500 MHz and 700 MHZ wireless spectrum licences outside Québec to Shaw Communications Inc. for a cash consideration of $430.0 million. The sale will be recognized in the third quarter of 2017.

➢	The Media segment grew its adjusted operating income by $8.4 million (121.7%) in the second quarter of 2017, mainly as a result of higher advertising and subscription revenues at its broadcasting business.

[1]	See “Adjusted operating income” under “Definitions.”
[2]	See “Adjusted income from continuing operations” under “Definitions.”
[3]	See “Key performance indicator.”

“Driven once again by the excellent performance of its Telecommunications segment but also by a marked improvement in the operating profitability of the Media segment, Quebecor generated significant increases in adjusted operating income and adjusted income from continuing operating activities in the second quarter of 2017,” commented Pierre Karl Péladeau, President and Chief Executive Officer of Quebecor.

“Videotron closed two major transactions relating to mobile telephony in recent months,” Mr. Péladeau noted. “It sold its AWS-1 spectrum licence in the Metropolitan Toronto area and seven 2500 MHz and 700 MHz spectrum licences outside Québec, generating cash inflows of $614.2 million and total gains on disposal of assets of $330.8 million, of which $243.0 million will be recognized in the third quarter of 2017. Having sold those assets, Videotron intends to continue its investments; its plans include expanding and densifying its 4G network, eventual roll-out of a 5G network, and upgrading its IP wireline network. Those investments will cement Videotron’s competitive posture in the wireless and wireline markets in Québec and Eastern Ontario. Videotron continues to stand out in the mobile telephony market. According to the latest annual report from J.D. Power Canada, Videotron had the best-quality wireless network in eastern Canada for the third consecutive year.”

“Quebecor’s Telecommunications segment posted another solid performance,” commented Manon Brouillette, President and Chief Executive Officer of Videotron. “It grew its adjusted operating income by 7.3%, the largest quarterly increase in the past 15 quarters. Videotron’s revenue generating units1 increased by 147,400 (2.6%) during the 12-month period ended June 30, 2017, including an increase of 124,400 subscriber connections (15.0%) to the mobile telephony service. Despite the fact that some customers temporarily interrupt their service during the traditional moving season in Québec, the number of revenue-generating units held steady in the second quarter of 2017, compared with a 16,900-unit drop in the same quarter of 2016. These results were accompanied by a notable improvement in the mobile service’s ARPU to $53.32 in the second quarter of 2017, up 5.6% from the same time last year.

“Our Club illico service also posted large gains, increasing its subscriber base by 71,300 (26.8%) in the last 12 months to a total of 337,600 at the end of the second quarter of 2017, attesting to the enthusiastic consumer response to Club illico’s diverse, high-quality offerings. Business solutions again made a positive contribution to the revenue increase as a result of our strategic acquisitions and our forward-looking investments of recent years in this high-growth-potential market,” Ms. Brouillette added.

“In the Media segment, the broadcasting business was responsible for the 121.7% increase in the segment’s adjusted operating income, contributing a $7.5 million favourable variance compared with the second quarter of 2016,” observed Julie Tremblay, President and Chief Executive Officer of Quebecor’s Media Group. “The positive results reflect the impact of higher advertising revenues at the TVA Sports specialty service and at TVA Network, combined with higher subscription revenues at TVA Sports. TVA Network and TVA Sports posted year-over-year growth in advertising revenues for the third and fourth consecutive quarters respectively. The numbers show the positive impact of our programming strategy, the value of our content and the effectiveness of our multiplatform offerings. It is noteworthy that in the spring of 2017, TVA Sports posted the best Québec ratings since 2008 for the Stanley Cup finals, which were carried by a rival network from 2008 to 2014, attracting an average total audience of 962,000 viewers and a 36.6% market share.

“In our film production and audiovisual services business, revenues and adjusted operating income were up because of higher volume generated by major new productions. In our magazine publishing business, we are maintaining cost-control discipline: the segment reported stable adjusted operating income in the second quarter of 2017 despite lower revenues,” Julie Tremblay concluded.

On the financial front, Quebecor Media repurchased a portion of CDP Capital’s interest in its share capital on July 6, 2017. “It remains our goal to make Quebecor the sole shareholder in Quebecor Media when we complete the share repurchase process begun in 2012,” said Jean-François Pruneau, Senior Vice President and Chief Financial Officer of Quebecor.

“Thanks to its solid business plan and the beneficial impact of its investments in lines of business with high growth and profitability potential, the Corporation remains in an excellent position to create shareholder value,” concluded Pierre Karl Péladeau.

[1]	The sum of subscriptions to the cable television, cable Internet access and Club illico services, plus subscriber connections to the cable and mobile telephony services.

Table 1

Quebecor second quarter financial highlights, 2013 to 2017

(in millions of Canadian dollars, except per share data)

	2017	2016	2015	2014	2013
Revenues	$1,032.1	$992.5	$963.8	$896.1	$880.7
Adjusted operating income	395.3	360.3	349.3	359.9	348.0
Income (loss) from continuing operating activities attributable to shareholders	125.6	9.8	81.2	53.0	(125.9)
Net income (loss) attributable to shareholders	132.4	9.8	72.1	(54.8)	(93.6)
Adjusted income from continuing operating activities	83.2	69.9	66.5	55.9	44.8
Per basic share:
Income (loss) from continuing operating activities attributable to shareholders	1.03	0.08	0.66	0.42	(1.01)
Net income (loss) attributable to shareholders	1.09	0.08	0.59	(0.45)	(0.75)
Adjusted income from continuing operating activities	0.69	0.57	0.54	0.45	0.36

2017/2016 second quarter comparison

Revenues: $1.03 billion, a $39.6 million (4.0%) increase.

•	Revenues increased in Telecommunications ($39.7 million or 5.1% of segment revenues) and in Media ($1.8 million or 0.8%).

•	Revenues decreased in Sports and Entertainment (-$2.7 million or -40.3%).

Adjusted operating income: $395.3 million, a $35.0 million (9.7%) increase.

•	Adjusted operating income increased in Telecommunications ($26.3 million or 7.3% of segment adjusted operating income) and in Media ($8.4 million or 121.7%).

•	There was an unfavourable variance in Sports and Entertainment ($1.4 million).

•

The change in the fair value of Quebecor Media stock options resulted in a $2.9 million unfavourable variance in the stock-based compensation charge in the second quarter of 2017 compared with the same period of 2016. The change in the fair value of Quebecor stock options and in the value of Quebecor stock-price-based share units resulted in a $4.1 million favourable variance in the Corporation’s stock-based compensation charge in the second quarter of 2017.

Net income attributable to shareholders: $132.4 million ($1.09 per basic share) in the second quarter of 2017, compared with $9.8 million ($0.08 per basic share) in the same period of 2016, an increase of $122.6 million ($1.01 per basic share).

•	The favourable variance was due primarily to:

•	$87.8 million gain on the sale of a spectrum licence recognized in the second quarter of 2017, including $43.9 million without any tax consequences;

•	$35.0 million increase in adjusted operating income;

•	$17.3 million favourable variance in losses on valuation and translation of financial instruments, including $19.8 million without any tax consequences;

•	$18.6 million decrease in the income tax expense;

•	$8.4 million favourable variance in income from discontinued operations.

Partially offset by:

•	$11.6 million increase in the depreciation and amortization charge;

•	$6.2 million unfavourable variance in the charge for restructuring of operations, litigation and other items.

Adjusted income from continuing operating activities: $83.2 million ($0.69 per basic share) in the second quarter of 2017, compared with $69.9 million ($0.57 per basic share) in the same period of 2016, an increase of $13.3 million ($0.12 per basic share).

2017/2016 year-to-date comparison

Revenues: $2.03 billion, a $60.6 million (3.1%) increase.

•	Revenues increased in Telecommunications ($67.1 million or 4.3% of segment revenues).

•	Revenues decreased in Media ($8.5 million or -1.9%) and in Sports and Entertainment ($1.6 million or -9.4%).

Adjusted operating income: $760.4 million, a $45.4 million (6.3%) increase.

•	Adjusted operating income increased in Telecommunications ($44.7 million or 6.2% of segment adjusted operating income) and in Media ($8.2 million or 195.2%).

•

There were unfavourable variances in Sports and Entertainment ($0.7 million) and at Head Office ($6.8 million). The change at Head Office was mainly due to higher compensation costs and philanthropic activities.

•

The change in the fair value of Quebecor Media stock options resulted in a $2.2 million unfavourable variance in the stock-based compensation charge in the first half of 2017 compared with the same period of 2016. The change in the fair value of Quebecor stock options and in the value of Quebecor stock-price-based share units resulted in a $0.5 million unfavourable variance in the Corporation’s stock-based compensation charge in the first half of 2017.

Net income attributable to shareholders: $132.2 million ($1.09 per basic share) in the first half of 2017, compared with $79.7 million ($0.65 per basic share) in the same period of 2016, an increase of $52.5 million ($0.44 per basic share).

•	The favourable variance was due primarily to:

•	$87.8 million gain on the sale of a spectrum licence recognized in the first half of 2017, including $43.9 million without any tax consequences;

•	$45.4 million increase in adjusted operating income;

•	$20.9 million decrease in the income tax expense;

•	$12.6 million favourable variance in the charge for restructuring of operations, litigation and other items;

•	$8.4 million favourable variance in income from discontinued operations;

•	$4.9 million decrease in financial expenses.

Partially offset by:

•	$61.7 million unfavourable variance in the loss on valuation and translation of financial instruments, including $60.7 million without any tax consequences;

•	$19.7 million increase in the depreciation and amortization charge;

•	$15.6 million unfavourable variance in the loss on debt refinancing.

Adjusted income from continuing operating activities: $154.1 million ($1.27 per basic share) in the first half of 2017, compared with $137.6 million ($1.12 per basic share) in the same period of 2016, an increase of $16.5 million ($0.15 per basic share).

Financial transactions

On July 14, 2017, Quebecor received a notice regarding the conversion of convertible debentures in the principal amount of $50.0 million for 2,077,922 Class B Subordinate Voting Shares (“Class B Shares”) of Quebecor. The Corporation exercised its option to pay cash. The cash amount payable on September 6, 2017 will be based on the average of the daily volume-weighted average price of Quebecor Class B Shares traded on the Toronto Stock Exchange between August 1, 2017 and August 29, 2017.

On July 6, 2017, Quebecor Media repurchased for cancellation 541,899 of its Common Shares held by CDP Capital for an aggregate purchase price of $37.7 million, payable in cash. On the same date, Quebecor Media also paid off a security held by CDP Capital for $6.2 million. Upon completion of these transactions, the Corporation’s interest in Quebecor Media increased from 81.07% to 81.53%, while CDP Capital’s interest decreased from 18.93% to 18.47%.

On May 4, 2017, Videotron transferred all then-existing commitments under its unsecured revolving credit facility to its secured revolving credit facility, thereby increasing its secured facility from $630.0 million to $965.0 million and terminating its unsecured facility.

On May 1, 2017, Quebecor Media redeemed the entirety of its outstanding 7.375% Senior Notes issued on January 5, 2011 and maturing on January 15, 2021, in the aggregate principal amount of $325.0 million, at a redemption price of 102.458% of their principal amount, in accordance with a notice issued on March 31, 2017.

On May 1, 2017, Videotron redeemed $125.0 million aggregate principal amount of its outstanding 6.875% Senior Notes issued on July 5, 2011 and maturing on July 15, 2021 at a redemption price of 103.438% of their principal amount, in accordance with a notice issued on March 31, 2017. The repurchase followed the redemption on January 5, 2017 of an initial $175.0 million tranche of the Notes, in accordance with a notice issued on December 2, 2016.

On April 13, 2017, Videotron issued US$600.0 million aggregate principal amount of 5.125% Senior Notes maturing on April 15, 2027, for net proceeds of $794.5 million, net of financing fees of $9.9 million.

Board of Directors

On August 7, 2017, the Board of Directors received the resignation of Geneviève Marcon, a Director of the Corporation since 2012, a Director of Quebecor Media since 2013, and a member of the Human Resources and Corporate Governance committees of both corporations. The Board thanks her for her contribution to Quebecor’s success over the past five years.

Dividend

On August 9, 2017, the Board of Directors of Quebecor declared a quarterly dividend of $0.055 per share on its Class A Multiple Voting Shares (“Class A Shares”) and Class B Shares, payable on September 19, 2017 to shareholders of record at the close of business on August 25, 2017. This dividend is designated an eligible dividend, as provided under subsection 89(14) of the Canadian Income Tax Act and its provincial counterpart.

Normal course issuer bid

On August 9, 2017, the Board of Directors of Quebecor authorized the renewal of a normal course issuer bid for a maximum of 500,000 Class A Shares representing approximately 1.3% of issued and outstanding Class A Shares, and for a maximum of 2,000,000 Class B Shares representing approximately 2.4% of issued and outstanding Class B Shares as of August 1, 2017.

The purchases will be made from August 15, 2017 to August 14, 2018 at market prices on the open market through the facilities of the Toronto Stock Exchange, in accordance with the requirements of that exchange, or through other alternative trading systems. All shares purchased under the bid will be cancelled. As of August 1, 2017, 38,745,844 Class A Shares and 82,087,720 Class B Shares were issued and outstanding.

The average daily trading volume of the Class A Shares and Class B Shares of the Corporation between February 1, 2017 and July 31, 2017 on the Toronto Stock Exchange was 919 Class A Shares and 164,145 Class B Shares. Consequently, the Corporation will be authorized to purchase a maximum of 1,000 Class A Shares and 41,036 Class B Shares during the same trading day, pursuant to its normal course issuer bid.

The Corporation believes that the repurchase of these shares under this normal course issuer bid is in the best interests of the Corporation and its shareholders.

Between August 15, 2016 and July 31, 2017, the Corporation did not purchase any Class A Shares and purchased 1,465,500 Class B Shares at a weighted price of $40.3784 per share.

Shareholders may obtain a copy of the Notice filed with the Toronto Stock Exchange, without charge, by contacting the Office of the Secretary of the Corporation at 514 380-1994.

Detailed financial information

For a detailed analysis of Quebecor’s second quarter 2017 results, please refer to the Management Discussion and Analysis and consolidated financial statements of Quebecor, available on the Corporation’s website at <www.quebecor.com/en/quarterly_doc_quebecor_inc> or from the SEDAR filing service at <www.sedar.com>.

Conference call for investors and webcast

Quebecor will hold a conference call to discuss its second quarter 2017 results on August 10, 2017, at 11:00 a.m. EDT. There will be a question period reserved for financial analysts. To access the conference call, please dial 1 877 293-8052, access code for participants 48006#. A tape recording of the call will be available from August 10 to November 11, 2017 by dialling 1 877 293-8133, conference number 1220905, access code for participants 48006#. The conference call will also be broadcast live on Quebecor’s website at <www.quebecor.com/en/content/conference call>. It is advisable to ensure the appropriate software is installed before accessing the call. Instructions and links to free player downloads are available at the Internet address shown above.

Cautionary statement regarding forward-looking statements

The statements in this press release that are not historical facts are forward-looking statements and are subject to significant known and unknown risks, uncertainties and assumptions that could cause the Corporation’s actual results for future periods to differ materially from those set forth in the forward-looking statements. Forward-looking statements may be identified by the use of the conditional or by forward-looking terminology such as the terms “plans,” “expects,” “may,” “anticipates,” “intends,” “estimates,” “projects,” “seeks,” “believes,” or similar terms, variations of such terms or the negative of such terms. Certain factors that may cause actual results to differ from current expectations include seasonality (including seasonal fluctuations in customer orders), operating risk (including fluctuations in demand for Quebecor’s products and pricing actions by competitors), new competition and Quebecor’s ability to retain its current customers and attract new ones, risks related to fragmentation of the advertising market, insurance risk, risks associated with capital investments (including risks related to technological development and equipment availability and breakdown), environmental risks, risks associated with cybersecurity and the protection of personal information, risks associated with labour agreements, credit risk, financial risks, debt risks, risks related to interest rate fluctuations, foreign exchange risks, risks associated with government acts and regulations, risks related to changes in tax legislation, and changes in the general political and economic environment. Investors and others are cautioned that the foregoing list of factors that may affect future results is not exhaustive and that undue reliance should not be placed on any forward-looking statements. For more information on the risks, uncertainties and assumptions that could cause Quebecor’s actual results to differ from current expectations, please refer to Quebecor’s public filings, available at <www.sedar.com> and <www.quebecor.com>, including, in particular, the “Risks and Uncertainties” section of Quebecor’s Management Discussion and Analysis for the year ended December 31, 2016.

The forward-looking statements in this press release reflect Quebecor’s expectations as of August 10, 2017, and are subject to change after that date. Quebecor expressly disclaims any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.

About Quebecor

Quebecor, a Canadian leader in telecommunications, entertainment, news media and culture, is one of the best-performing integrated communications companies in the industry. Driven by their determination to deliver the best possible customer experience, all of Quebecor’s subsidiaries and brands are differentiated by their high-quality, multiplatform, convergent products and services.

Quebecor (TSX: QBR.A, QBR.B) is headquartered in Québec. It holds an 81.53% interest in Quebecor Media, which employs more than 10,000 people in Canada.

A family business founded in 1950, Quebecor is strongly committed to the community. Every year, it actively supports people working with more than 400 organizations in the vital fields of culture, health, education, the environment, and entrepreneurship.

Visit our website: <www.quebecor.com>

Follow us on Twitter: <www.twitter.com/Quebecor>

Information:

Jean-François Pruneau	Martin Tremblay
Senior Vice President and Chief Financial Officer	Vice President, Public Affairs
Quebecor Inc. and Quebecor Media Inc.	Quebecor Media Inc.
jean-francois.pruneau@quebecor.com	martin.tremblay@quebecor.com
514 380-4144	514 380-1985

DEFINITIONS

Adjusted Operating Income

In its analysis of operating results, the Corporation defines adjusted operating income, as reconciled to net income under International Financial Reporting Standards (“IFRS”), as net income before depreciation and amortization, financial expenses, loss on valuation and translation of financial instruments, restructuring of operations, litigation and other items, gain on sale of spectrum licences, loss on debt refinancing, income tax, and income from discontinued operations. Adjusted operating income as defined above is not a measure of results that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation uses adjusted operating income in order to assess the performance of its investment in Quebecor Media. The Corporation’s management and Board of Directors use this measure in evaluating its consolidated results as well as the results of the Corporation’s operating segments. This measure eliminates the significant level of impairment and depreciation/amortization of tangible and intangible assets and is unaffected by the capital structure or investment activities of the Corporation and its business segments.

Adjusted operating income is also relevant because it is a significant component of the Corporation’s annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of tangible and intangible assets used in generating revenues in the Corporation’s segments. The Corporation also uses other measures that do reflect such costs, such as cash flows from segment operations and free cash flows from continuing operating activities of the Quebecor Media subsidiary. The Corporation’s definition of adjusted operating income may not be the same as similarly titled measures reported by other companies.

Table 2 below provides a reconciliation of adjusted operating income to net income as disclosed in Quebecor’s condensed consolidated financial statements.

Table 2

Reconciliation of the adjusted operating income measure used in this press release to the net income measure used in the condensed consolidated financial statements

(in millions of Canadian dollars)

	Three months ended June 30		Six months ended June 30
	2017	2016	2017	2016
Adjusted operating income (loss):
Telecommunications	$388.8	$362.5	$765.9	$721.2
Media	15.3	6.9	12.4	4.2
Sports and Entertainment	(5.5)	(4.1)	(5.6)	(4.9)
Head Office	(3.3)	(5.0)	(12.3)	(5.5)

	395.3	360.3	760.4	715.0
Depreciation and amortization	(173.3)	(161.7)	(343.1)	(323.4)
Financial expenses	(78.9)	(80.1)	(156.0)	(160.9)
Loss on valuation and translation of financial instruments	(39.1)	(56.4)	(111.5)	(49.8)
Restructuring of operations, litigation and other items	(11.8)	(5.6)	(0.9)	(13.5)
Gain on sale of spectrum licences	87.8	—	87.8	—
Loss on debt refinancing	—	—	(15.6)	—
Income taxes	(12.7)	(31.3)	(38.1)	(59.0)
Income from discontinued operations	8.4	—	8.4	—

Net income	$175.7	$25.2	$191.4	$108.4

Adjusted income from continuing operating activities

The Corporation defines adjusted income from continuing operating activities, as reconciled to net income attributable to shareholders under IFRS, as net income attributable to shareholders before loss on valuation and translation of financial instruments, restructuring of operations, litigation and other items, gain on sale of spectrum licences, loss on debt refinancing, net of income tax related to adjustments and net income attributable to non-controlling interest related to adjustments, and before the income from discontinued operations attributable to shareholders. Adjusted income from continuing operating activities, as defined above, is not a measure of results that is consistent with IFRS. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation uses adjusted income from continuing operating activities to analyze trends in the performance of its businesses. The above-listed items are excluded from the calculation of this measure because they impair the comparability of the financial results. Adjusted income from continuing operating activities is more representative for forecasting income. The Corporation’s definition of adjusted income from continuing operating activities may not be identical to similarly titled measures reported by other companies.

Table 3 provides a reconciliation of adjusted income from continuing operations to the net income attributable to shareholders’ measure used in Quebecor’s condensed consolidated financial statements.

Table 3

Reconciliation of the adjusted income from continuing operating activities measure used in this press release to the net income attributable to shareholders’ measure used in the condensed consolidated financial statements

(in millions of Canadian dollars)

	Three months ended June 30		Six months ended June 30
	2017	2016	2017	2016
Adjusted income from continuing operating activities	$83.2	$69.9	$154.1	$137.6
Loss on valuation and translation of financial instruments	(39.1)	(56.4)	(111.5)	(49.8)
Restructuring of operations, litigation and other items	(11.8)	(5.6)	(0.9)	(13.5)
Gain on sale of spectrum licences	87.8	—	87.8	—
Loss on debt refinancing	—	—	(15.6)	—
Income taxes related to adjustments[1]	26.3	1.1	32.4	3.2
Net income attributable to non-controlling interest related to adjustments	(20.8)	0.8	(20.9)	2.2
Discontinued operations	6.8	—	6.8	—

Net income attributable to shareholders	$132.4	$9.8	$132.2	$79.7

[1]	Includes impact of fluctuations in income tax applicable to adjusted items, either for statutory reasons or in connection with tax transactions.

KEY PERFORMANCE INDICATOR

The Corporation uses ARPU, an industry metric, as a key performance indicator. This indicator is used to measure monthly revenues per average basic customer from its cable television, Internet access, cable and mobile telephony services and Club illico. ARPU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of ARPU may not be the same as identically titled measurements reported by other companies. The Corporation calculates ARPU by dividing the combined revenues from its cable television, Internet access, cable and mobile telephony services and Club illico by the average number of basic customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

QUEBECOR INC.

CONSOLIDATED STATEMENTS OF INCOME

(in millions of Canadian dollars, except for earnings per share data) (unaudited)	Three months ended June 30		Six months ended June 30
	2017	2016	2017	2016
Revenues	$1,032.1	$992.5	$2,028.5	$1,967.9
Employee costs	182.0	181.4	369.1	366.4
Purchase of goods and services	454.8	450.8	899.0	886.5
Depreciation and amortization	173.3	161.7	343.1	323.4
Financial expenses	78.9	80.1	156.0	160.9
Loss on valuation and translation of financial instruments	39.1	56.4	111.5	49.8
Restructuring of operations, litigation and other items	11.8	5.6	0.9	13.5
Gain on sale of spectrum licences	(87.8)	—	(87.8)	—
Loss on debt refinancing	—	—	15.6	—

Income before income taxes	180.0	56.5	221.1	167.4
Income taxes (recovery):
Current	8.7	41.1	12.1	79.3
Deferred	4.0	(9.8)	26.0	(20.3)

	12.7	31.3	38.1	59.0

Income from continuing operations	167.3	25.2	183.0	108.4
Income from discontinued operations	8.4	—	8.4	—

Net income	$175.7	$25.2	$191.4	$108.4

Income from continuing operations attributable to
Shareholders	$125.6	$9.8	$125.4	$79.7
Non-controlling interests	41.7	15.4	57.6	28.7

Net income attributable to
Shareholders	$132.4	$9.8	$132.2	$79.7
Non-controlling interests	43.3	15.4	59.2	28.7

Earnings per share attributable to shareholders
Basic and diluted:
From continuing operations	$1.03	$0.08	$1.03	$0.65
From discontinued operations	0.06	—	0.06	—
Net income	1.09	0.08	1.09	0.65

Weighted average number of shares outstanding (in millions)	121.4	122.4	121.5	122.4
Weighted average number of diluted shares (in millions)	121.6	122.8	121.7	122.8

QUEBECOR INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions of Canadian dollars) (unaudited)	Three months ended June 30		Six months ended June 30
	2017	2016	2017	2016
Income from continuing operations	$167.3	$25.2	$183.0	$108.4

Other comprehensive income (loss) from continuing operations:
Items that may be reclassified to income:
Cash flow hedges:
Gain on valuation of derivative financial instruments	40.3	36.1	28.0	46.2
Deferred income taxes	21.2	3.9	25.0	19.2

Items that will not be reclassified to income:
Defined benefit plans:
Re-measurement loss	—	(61.0)	—	(139.0)
Deferred income taxes	—	16.1	—	37.1

	61.5	(4.9)	53.0	(36.5)

Comprehensive income from continuing operations	228.8	20.3	236.0	71.9
Income from discontinued operations	8.4	—	8.4	—

Comprehensive income	$237.2	$20.3	$244.4	$71.9

Comprehensive income from continuing operations attributable to
Shareholders	$175.6	$7.7	$168.5	$54.8
Non-controlling interests	53.2	12.6	67.5	17.1

Comprehensive income attributable to
Shareholders	$182.4	$7.7	$175.3	$54.8
Non-controlling interests	54.8	12.6	69.1	17.1

QUEBECOR INC.

SEGMENTED INFORMATION

(in millions of Canadian dollars)
(unaudited)
Three months ended June 30, 2017
	Telecommuni- cations	Media	Sports and Enter- tainment	Head office and Inter- segments	Total
Revenues	$820.1	$231.0	$4.0	$(23.0)	$1,032.1
Employee costs	98.3	69.2	3.3	11.2	182.0
Purchase of goods and services	333.0	146.5	6.2	(30.9)	454.8

Adjusted operating income[1]	388.8	15.3	(5.5)	(3.3)	395.3

Depreciation and amortization					173.3
Financial expenses					78.9
Loss on valuation and translation of financial instruments					39.1
Restructuring of operations, litigation and other items					11.8
Gain on sale of spectrum licences					(87.8)

Income before income taxes					$180.0

Additions to property, plant and equipment	$147.2	$6.8	$0.4	$—	$154.4
Additions to intangible assets	24.8	2.6	—	0.6	28.0

Three months ended June 30, 2016
	Telecommuni- cations	Media	Sports and Enter- tainment	Head office and Inter- segments	Total
Revenues	$780.4	$229.2	$6.7	$(23.8)	$992.5
Employee costs	96.0	68.3	1.3	15.8	181.4
Purchase of goods and services	321.9	154.0	9.5	(34.6)	450.8

Adjusted operating income[1]	362.5	6.9	(4.1)	(5.0)	360.3
Depreciation and amortization					161.7
Financial expenses					80.1
Loss on valuation and translation of financial instruments					56.4
Restructuring of operations, litigation and other items					5.6

Income before income taxes					$56.5

Additions to property, plant and equipment	$196.3	$5.1	$0.6	$1.3	$203.3
Additions to intangible assets	26.0	3.4	—	0.9	30.3

QUEBECOR INC.

SEGMENTED INFORMATION (continued)

(in millions of Canadian dollars)
(unaudited)
Six months ended June 30, 2017
	Telecommuni- cations	Media	Sports and Enter- tainment	Head office and Inter- segments	Total
Revenues	$1,620.0	$441.8	$15.4	$(48.7)	$2,028.5
Employee costs	198.9	133.1	6.4	30.7	369.1
Purchase of goods and services	655.2	296.3	14.6	(67.1)	899.0

Adjusted operating income[1]	765.9	12.4	(5.6)	(12.3)	760.4

Depreciation and amortization					343.1
Financial expenses					156.0
Loss on valuation and translation of financial instruments					111.5
Restructuring of operations, litigation and other items					0.9
Gain on sale of spectrum licences					(87.8)
Loss on debt refinancing					15.6

Income before income taxes					$221.1

Additions to property, plant and equipment	$309.0	$12.8	$0.5	$0.4	$322.7
Additions to intangible assets	58.4	3.7	—	1.0	63.1

Six months ended June 30, 2016
	Telecommuni- cations	Media	Sports and Enter- tainment	Head office and Inter- segments	Total
Revenues	$1,552.9	$450.3	$17.0	$(52.3)	$1,967.9
Employee costs	195.1	138.0	5.7	27.6	366.4
Purchase of goods and services	636.6	308.1	16.2	(74.4)	886.5

Adjusted operating income[1]	721.2	4.2	(4.9)	(5.5)	715.0
Depreciation and amortization					323.4
Financial expenses					160.9
Loss on valuation and translation of financial instruments					49.8
Restructuring of operations, litigation and other items					13.5

Income before income taxes					$167.4

Additions to property, plant and equipment	$355.9	$18.8	$1.2	$1.6	$377.5
Additions to intangible assets	64.6	5.2	0.3	1.7	71.8

[1]

The Chief Executive Officer uses adjusted operating income as the measure of profit to assess the performance of each segment. Adjusted operating income is referred as a non-IFRS measure and is defined as net income before depreciation and amortization, financial expenses, loss on valuation and translation of financial instruments, restructuring of operations, litigation and other items, gain on sale of spectrum licences, loss on debt refinancing, income taxes and income from discontinued operations.

QUEBECOR INC.

CONSOLIDATED STATEMENTS OF EQUITY

	Equity attributable to shareholders				Equity attributable to non- controlling interests
(in millions of Canadian dollars) (unaudited)	Capital stock	Contributed surplus	Retained earnings	Accumulated other com- prehensive loss		Total equity
Balance as of December 31, 2015	$325.6	$2.3	$82.2	$(111.2)	$353.1	$652.0
Net income	—	—	79.7	—	28.7	108.4
Other comprehensive loss	—	—	—	(24.9)	(11.6)	(36.5)
Dividends or distributions	—	—	(9.8)	—	(9.6)	(19.4)
Repurchase of Class B Shares	(0.4)	—	(3.2)	—	—	(3.6)

Balance as of June 30, 2016	325.2	2.3	148.9	(136.1)	360.6	700.9
Net income	—	—	115.0	—	25.4	140.4
Other comprehensive income	—	—	—	30.0	15.5	45.5
Dividends or distributions	—	—	(11.0)	—	(9.5)	(20.5)
Repurchase of Class B Shares	(1.9)	—	(17.2)	—	—	(19.1)

Balance as of December 31, 2016	323.3	2.3	235.7	(106.1)	392.0	847.2
Net income	—	—	132.2	—	59.2	191.4
Other comprehensive income	—	—	—	43.1	9.9	53.0
Dividends or distributions	—	—	(12.1)	—	(9.5)	(21.6)
Repurchase of Class B Shares	(2.7)	—	(26.6)	—	—	(29.3)
Non-controlling interests acquisition	—	—	(26.6)	(0.4)	(16.9)	(43.9)

Balance as of June 30, 2017	$320.6	$2.3	$302.6	$(63.4)	$434.7	$996.8

QUEBECOR INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Canadian dollars)	Three months ended		Six months ended
	June 30		June 30
(unaudited)	2017	2016	2017	2016
Cash flows related to operating activities
Income from continuing operations	$167.3	$25.2	$183.0	$108.4
Adjustments for:
Depreciation of property, plant and equipment	147.4	135.5	292.0	275.1
Amortization of intangible assets	25.9	26.2	51.1	48.3
Loss on valuation and translation of financial instruments	39.1	56.4	111.5	49.8
Gain on sale of spectrum licences	(87.8)	—	(87.8)	—
Loss on debt refinancing	—	—	15.6	—
Amortization of financing costs and long-term debt discount	1.7	1.8	3.5	3.4
Deferred income taxes	4.0	(9.8)	26.0	(20.3)
Other	1.9	0.6	3.2	2.1

	299.5	235.9	598.1	466.8
Net change in non-cash balances related to operating activities	33.4	4.7	(117.9)	(6.7)

Cash flows provided by continuing operating activities	332.9	240.6	480.2	460.1

Cash flows related to investing activities
Business acquisitions	(0.2)	0.2	(5.8)	(119.1)
Business disposals	—	—	—	3.0
Additions to property, plant and equipment	(154.4)	(203.3)	(322.7)	(377.5)
Additions to intangible assets	(28.0)	(30.3)	(63.1)	(71.8)
Proceeds from disposals of assets	184.9	1.4	185.3	1.8
Other	(0.2)	0.3	(0.2)	0.3

Cash flows provided by (used in) continuing investing activities	2.1	(231.7)	(206.5)	(563.3)

Cash flows related to financing activities
Net change in bank indebtedness	(60.0)	(24.1)	(11.4)	19.9
Net change under revolving facilities	(380.9)	39.0	(183.5)	104.9
Issuance of long-term debt, net of financing fees	794.5	—	794.5	—
Repayments of long-term debt	(470.1)	(7.4)	(653.8)	(10.0)
Settlement of hedging contracts	(3.1)	(2.2)	(3.2)	3.6
Repurchase of Class B Shares	(16.5)	(2.3)	(29.3)	(3.6)
Dividends	(12.1)	(9.8)	(12.1)	(9.8)
Dividends or distributions paid to non-controlling interests	(4.8)	(4.9)	(9.5)	(9.6)

Cash flows (used in) provided by continuing financing activities	(153.0)	(11.7)	(108.3)	95.4

Net change in cash and cash equivalents from continuing operations	182.0	(2.8)	165.4	(7.8)
Cash flows used in discontinued operations	(0.3)	—	(0.3)	—
Cash and cash equivalents at beginning of period	5.7	13.6	22.3	18.6

Cash and cash equivalents at end of period	$187.4	$10.8	$187.4	$10.8

Cash and cash equivalents consist of
Cash	$186.0	$9.2	$186.0	$9.2
Cash equivalents	1.4	1.6	1.4	1.6

	$187.4	$10.8	$187.4	$10.8

Interest and taxes reflected as operating activities
Cash interest payments	$100.9	$112.1	$143.2	$154.7
Cash income tax payments (net of refunds)	5.2	29.4	56.4	63.9

QUEBECOR INC.

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars)
(unaudited)	June 30	December 31
	2017	2016
Assets
Current assets
Cash and cash equivalents	$187.4	$22.3
Accounts receivable	533.4	525.4
Income taxes	21.3	6.9
Inventories	191.9	183.3
Prepaid expenses	72.7	53.0
Assets held for sale	187.0	—

	1,193.7	790.9
Non-current assets
Property, plant and equipment	3,597.6	3,605.1
Intangible assets	943.8	1,224.0
Goodwill	2,725.8	2,725.4
Derivative financial instruments	710.8	809.0
Deferred income taxes	67.2	16.0
Other assets	90.9	91.9

	8,136.1	8,471.4

Total assets	$9,329.8	$9,262.3

Liabilities and equity
Current liabilities
Bank indebtedness	$7.5	$18.9
Accounts payable and accrued charges	645.1	705.9
Provisions	31.7	69.3
Deferred revenue	346.8	339.7
Income taxes	3.6	35.2
Due on non-controlling interests acquisition	43.9	—
Current portion of long-term debt	53.5	51.8

	1,132.1	1,220.8
Non-current liabilities
Long-term debt	5,450.2	5,616.9
Derivative financial instruments	19.1	0.3
Convertible debentures	500.0	500.0
Other liabilities	614.5	516.2
Deferred income taxes	617.1	560.9

	7,200.9	7,194.3
Equity
Capital stock	320.6	323.3
Contributed surplus	2.3	2.3
Retained earnings	302.6	235.7
Accumulated other comprehensive loss	(63.4)	(106.1)

Equity attributable to shareholders	562.1	455.2
Non-controlling interests	434.7	392.0

	996.8	847.2

Total liabilities and equity	$9,329.8	$9,262.3

Supplementary Disclosure

Quarter / 6-Month Period

Ended June 30, 2017

For additional information, please contact

Jean-François Pruneau, Senior Vice President and Chief Financial Officer,

at 514 380-4144, Investor.relations@Quebecor.com

QUEBECOR INC.

Supplementary Disclosure

June 30, 2017

Net Income Attributable to Shareholders

	2nd Quarter		YTD
	2017	2016	2017	2016
Net income per share (basic)	$1.09	$0.08	$1.09	$0.65
Net income per share, before gains and losses on valuation and translation of financial instruments, unusual items and discontinued operations	$0.69	$0.57	$1.27	$1.12

Reconciliation of earnings per share

	2nd Quarter		YTD
	2017	2016	2017	2016
Net income per share, before gains and losses on valuation and translation of financial instruments, unusual items and discontinued operations	$0.69	$0.57	$1.27	$1.12
Other adjusments[1]:
Unusual items	0.64	(0.02)	0.65	(0.06)
Loss on valuation and translation of financial instruments	(0.30)	(0.47)	(0.89)	(0.41)
Discontinued operations	0.06	—	0.06	—

Total	0.40	(0.49)	(0.18)	(0.47)

Reported net income per share (basic)	$1.09	$0.08	$1.09	$0.65

[1]	After taxes and non-controlling interest.

QUEBECOR INC.

Supplementary Disclosure

June 30, 2017

Debt

(all amounts in millions of Canadian dollars)
Quebecor Inc.
Revolving credit facility due in 2019 (availability: $150)		$19.0
Mortgage loan due in 2017		30.4

		$49.4

Quebecor Media Inc.
Revolving credit facility due in 2020 (availability: $300)		$—
Term Loan B due in 2020		435.7
5 3/4% Senior Notes due in 2023		1,102.0
6 5/8% Senior Notes due in 2023		500.0

		2,037.7

Videotron Ltd.
Revolving credit facility due in 2021 (availability: $965)		—
Export Financing due in 2018		10.7
5% Senior Notes due in 2022		1,037.2
5 3/8% Senior Notes due in 2024		777.8
5 5/8% Senior Notes due in 2025		400.0
5 3/4% Senior Notes due in 2026		375.0
5 1/8% Senior Notes due in 2027		777.8

		3,378.5

TVA Group Inc.
Revolving credit facility due in 2019 (availability: $150)		6.9
Term Loan due in 2019		66.7

		73.6

Other debt		0.3

Total Quebecor Media Inc.		$5,490.1

TOTAL LONG TERM DEBT		$5,539.5

Bank indebtedness – QI		—
Bank indebtedness – QMI		7.5
Exchangeable debentures – QI		2.1
Convertible debentures (cost if settled in cash at maturity) – QI 1		891.8
Liability (asset) related to cross-currency interest rate swaps (FX rate differential) – QI [2]		—
Liability (asset) related to cross-currency interest rate swaps (FX rate differential) – QMI [2]		(704.4)

Cash and cash equivalents :
Quebecor Inc.		0.3
Quebecor Media Inc.		187.1
Videotron Ltd.	$115.4
Other 100% owned subsidiaries	70.7
TVA Group Inc.	1.0

		$187.4

[1]

Based on the market value of a number of shares obtained by dividing the outstanding principal amount by the market price of a Quebecor Inc. Class B share on June 30, 2017, subject to a floor price of $19.25 and a ceiling price of $24.0625.

[2]	Classified as “Derivative financial instruments” in Quebecor Media Inc. and Quebecor Inc.’s balance sheets.

TELECOMMUNICATIONS

Supplementary Disclosure

June 30, 2017

Operating Results

	2017		2016
	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30
Revenue Generating Units (‘000) [1]	5,795.8	5,795.4	5,765.4	5,703.1	5,648.4
Mobile Telephony Lines (‘000)	953.3	920.9	893.9	867.7	828.9
Homes Passed (‘000)	2,859.2	2,845.7	2,839.3	2,833.0	2,825.3
Cable Internet Subscribers (‘000)	1,627.2	1,628.1	1,612.8	1,596.1	1,571.7
Penetration of Homes Passed	56.9%	57.2%	56.8%	56.3%	55.6%
Basic Subscribers (‘000)	1,656.7	1,680.6	1,690.9	1,695.7	1,697.5
Penetration of Homes Passed	57.9%	59.1%	59.6%	59.9%	60.1%
Digital Set-Top Boxes (‘000)	2,837.6	2,810.6	2,765.4	2,718.6	2,696.4
Digital Subscribers (‘000)	1,596.8	1,595.1	1,587.1	1,570.8	1,559.8
Penetration of Homes Passed	55.8%	56.1%	55.9%	55.4%	55.2%
Cable Telephony Lines (‘000)	1,221.0	1,241.3	1,253.1	1,265.1	1,284.0
Penetration of Homes Passed	42.7%	43.6%	44.1%	44.7%	45.4%
Over-the-Top Video Subscribers (‘000)	337.6	324.5	314.7	278.5	266.3

	2nd Quarter			YTD
	2017	2016	VAR	2017	2016	VAR
(in millions)
Revenues
Cable Television	$252.9	$255.0	-0.8%	$504.1	$515.4	-2.2%
Internet	256.7	242.8	5.7%	507.1	484.5	4.7%
Mobile Telephony	149.6	122.8	21.8%	292.5	239.2	22.3%
Cable Telephony	100.2	106.6	-6.0%	202.8	214.1	-5.3%
Business Solutions	31.5	26.9	17.1%	62.9	52.6	19.6%
Other	27.6	24.6	12.2%	47.4	43.6	8.7%

Videotron	818.5	778.7	5.1%	1,616.8	1,549.4	4.4%

Retail and Eliminations	1.6	1.7	-5.9%	3.2	3.5	-8.6%

Total Telecommunications Revenues	$820.1	$780.4	5.1%	$1,620.0	$1,552.9	4.3%

EBITDA
Videotron	$388.7	$362.3	7.3%	$765.1	$720.3	6.2%
Retail	0.1	0.2	-50.0%	0.8	0.9	-11.1%

Total Telecommunications EBITDA	$388.8	$362.5	7.3%	$765.9	$721.2	6.2%

Additions to PP&E and Intangible Assets (NCTA Standard Reporting Categories)
Customer Premise Equipment	$58.6	$56.5		$121.1	$115.4
Scalable Infrastructure	45.4	76.7		111.1	129.1
Line Extensions	18.4	20.2		27.7	33.2
Upgrade / Rebuild	13.4	18.0		29.8	34.0
Support Capital and Other	36.2	50.9		77.7	108.8

Total Telecommunications	$172.0	$222.3	-22.6%	$367.4	$420.5	-12.6%

Mobile Telephony ARPU	$53.32	$50.51		$52.99	$50.09
Total ARPU	$153.28	$143.01		$151.38	$142.19
Mobile Telephony Acquisition Costs	$402	$404

[1]

Revenue generating units are the sum of subscriptions to the cable television, cable Internet access and Club illico over-the-top video service, plus subscriber connections to the cable and mobile telephony services.

MEDIA

Supplementary Disclosure

June 30, 2017

Operating Results

	2nd Quarter			YTD
	2017	2016	VAR	2017	2016	VAR
Lineage (‘000)
Paid Urban Dailies	6,076	7,039	-13.7%	11,565	13,694	-15.5%

(in millions)
Revenues
Advertising	$22.0	$25.7	-14.4%	$43.0	$50.9	-15.5%
Circulation	10.0	10.8	-7.4%	19.8	21.2	-6.6%
Digital	3.5	3.5	0.0%	6.4	6.7	-4.5%
Other	11.6	11.4	1.8%	23.2	22.6	2.7%

Newspaper Publishing Revenues	47.1	51.4	-8.4%	92.4	101.4	-8.9%

Advertising	74.2	64.8	14.5%	141.4	128.6	10.0%
Subscription	32.2	28.8	11.8%	64.4	57.9	11.2%
Other	10.9	11.5	-5.2%	22.2	24.5	-9.4%

Broadcasting Revenues	117.3	105.1	11.6%	228.0	211.0	8.1%

Other [1]	66.6	72.7	-8.4%	121.4	137.9	-12.0%

Total Media Revenues	$231.0	$229.2	0.8%	$441.8	$450.3	-1.9%

Urban Dailies	$35.6	$39.6	-10.1%	$69.4	$77.8	-10.8%
Portals	0.5	1.2	-58.3%	1.1	2.4	-54.2%
Other	11.0	10.6	3.8%	21.9	21.2	3.3%

Newspaper Publishing Revenues	$47.1	$51.4	-8.4%	$92.4	$101.4	-8.9%

EBITDA
Newspaper Publishing	$1.3	$3.8	-65.8%	$1.5	$3.8	-60.5%
Broadcasting	5.1	(2.4)	n.m.	5.7	(6.3)	n.m.
Other	8.9	5.5	61.8%	5.2	6.7	-22.4%

Total Media EBITDA	$15.3	$6.9	121.7%	$12.4	$4.2	195.2%

[1]

Includes the publishing and distribution of books and magazines, the distribution and production of music, the operation of an out-of-home advertising business and the operation of studio, soundstage and equipment leasing and post-production services for the film and television industries.

QUEBECOR INC.

Supplementary Disclosure

June 30, 2017

Shares Held in Subsidiaries

	Number of shares	Equity (%)		Voting (%)
Shares held by Quebecor Inc.

Quebecor Media Inc.	77,812,366	81.5	% [1]	81.5	% [1]

Shares held by Quebecor Media Inc.

TVA Group Inc.	29,539,364	68.4%		99.9%

[1]	Pro forma the purchase and cancellation of 541,899 common shares held by the Caisse de dépôt et placement du Québec on July 6, 2017.

QUEBECOR INC.

Supplementary Disclosure

June 30, 2017

Note to Investors

Note to Investors

Investors should note that this Supplementary Disclosure document presents financial information for Quebecor Inc. on a consolidated basis as well as for Quebecor Media Inc. and two of its reporting segments: Telecommunications and Media. The financial figures included in this document are reported in Canadian dollars.

Detailed Financial Information

For a detailed analysis of Quebecor Inc.‘s results for the second quarter of 2017, please refer to the Management Discussion and Analysis and Condensed Consolidated Financial Statements of Quebecor Inc., available on the Company’s website at http://www.quebecor.com/en/quarterly_doc_quebecor_inc or from the SEDAR filing service at http://www.sedar.com.

Non-IFRS Financial Measures

The non-IFRS financial measures used by the Corporation to assess its financial performance, such as adjusted operating income, adjusted income from continuing operating activities, cash flows from segment operations and free cash flows from continuing operating activities of the Quebecor Media subsidiary are not calculated in accordance with or recognized by IFRS. The Corporation’s method of calculating these non-IFRS financial measures may differ from the methods used by other companies and, as a result, the non-IFRS financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies. We refer investors to our Management Discussion and Analysis for the second quarter of 2017 under “Non-IFRS Financial Measures” for a complete description of these measures as well as a reconciliation to the most directly comparable measure calculated in accordance with IFRS.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

By:	/s/ Dominique Poulin-Gouin
Dominique Poulin-Gouin
Assistant Secretary

Date: August 11, 2017